FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Receives Administrative Order from Financial Services Agency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 3, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Receives Administrative Order from Financial Services Agency

Tokyo, July 3, 2008—Nomura Securities Co., Ltd. today received an administrative order asking for business improvement from Japan’s Financial Services Agency (“FSA”) as outlined below in relation to insider trading carried out by a former employee.

Nomura takes this administrative order seriously and remains committed to further strengthening its internal controls to prevent such incidents from occurring in the future and to restore the trust of its clients and the market.

On the advice of an independent committee set up by the company’s Board of Directors to investigate the handling of non-public information, Nomura has started implementing measures to ensure more stringent handling of deal-related information and improve its human resources management and employee training initiatives. Nomura will report in writing to FSA about the measures to be taken.

Outline of the Administrative Order:

1.	Due to the increased scope and ongoing globalization of financial services, the range of people working in the industry is becoming increasingly diverse. The company must build an effective internal control system that takes a broad-based approach encompassing training, human resource management, code of conduct, and internal regulations and controls to ensure each employee fully understands their responsibilities for compliance (with laws and regulations, etc). In addition, the company must establish the necessary structure to maintain and improve its internal control system in order to address the further diversification of its operations, increased globalization, and changes in the market environment.

2.	The company must undertake a systematic review and update of its regulations for internal controls related to the handling of sensitive corporate and institutional client information, taking into account the effectiveness of such regulations, and keep all directors, officers and employees informed. The company must also check and confirm whether, upon design, development, and operations of information management and IT systems, such systems are in compliance with these regulations, and are consistent with business realities and risk characteristics. Any necessary measures must be taken in respect thereof.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.